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Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	20,904	20,272	20,838	20,160

Net income available to common shareholders	$9,300	$10,168	$19,056	$17,642

Net income per share-basic	$0.44	$0.50	$0.91	$0.88

NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	20,904	20,272	20,838	20,160
Net effect of dilutive stock options based on the treasury stock method using the average market price	436	353	416	362

Total	21,340	20,625	21,254	20,522

Net income available to common shareholders	$9,300	$10,168	$19,056	$17,642

Net income per share-diluted	$0.44	$0.49	$0.90	$0.86

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Exhibit 11.0
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS